Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Asterisks denote such omissions.

February 23, 2010

Mr. Hugh West

Accounting Branch Chief

United State Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, DC 20549

RE:	Bank of America Corporation

Form 8-K filed January 20, 2010

File No. 001-06523

Dear Mr. West:

We have received and reviewed your letter dated January 29, 2010. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 8-K filed January 20, 2010

1.	We note your footnote disclosure on page 40 of your supplemental information reporting package furnished as part of Exhibit 99.2 that your policy is not to classify consumer credit card, consumer non-real estate loans, and business card loans as nonperforming. Given that your policy may not be consistent with others in the industry, please ensure that this disclosure is clear throughout your documents. Additionally, given that these types of loans are never classified as nonperforming, tell us why you believe it is appropriate in your allowance to nonperforming loan ratios to include the allowance allocated to these types of loans. In this regard, we note that page 43 of your supplemental reporting information shows that at least $12.0 billion of your allowance for loan and losses at December 31, 2009 is allocated to consumer credit cards, direct/indirect consumer and other consumer loan balances, and that it is unclear how much of the allowance relates to your business card loans. We note if the allowance to nonperforming loan ratios were revised to exclude the allowance for loan and lease items which are never included as nonperforming, the ratios would be significantly different. Please advise, and ensure that your disclosures in future filings are clear on how these amounts are calculated.

Response:	In future filings, we will include additional disclosures to provide clarity regarding the reporting of nonperforming loans and leases. In addition, we will ensure that the disclosure in our supplemental reporting information clearly describes what types of loans are excluded from the nonperforming loans and leases classification.

As disclosed in our financial statements and consistent with industry practice, our accounting policy is to charge off non-bankrupt credit card loans (consumer and business) and open-end unsecured consumer loans in the month in which the account becomes 180 days past due. In addition, loans secured by personal property are charged off in the month the account becomes 120 days past due. Given the nature of these loans and the type of collateral, if secured, the transition from accruing yet delinquent (considered to be 90 days past due) to charge-off (at 120 or 180 days past due, depending on the loan/collateral type) is very short (90 days or less). It is impractical to specifically review each individual loan or credit card receivable to determine whether it should be considered nonperforming, and in our experience there is a high cure rate (i.e., customers begin making payments again) between 90 days past due and charge-off. We also consider an arbitrary allocation of this population of loans between nonperforming and performing to be not particularly relevant. As these loans remain in accrual status until the charge-off dates stated above, these loans are not reported as nonaccrual and are not considered to be nonperforming. We do disclose in our filings the credit quality associated with these loans as we disclose loans that are past due 90 days or more and still accruing.

Our calculation of the ratio of the allowance for loan and lease losses to total nonperforming loans and leases has consistently included the total allowance for loan and lease losses balance as of period end which we believe is consistent with industry practice (see below). For reporting purposes, we allocate the allowance for loan and lease losses across products. However, as disclosed in our filings, the allowance is available to absorb any credit losses without restriction. We view the allowance for loan and lease losses as an estimate of incurred losses in our total portfolio of loans and leases and therefore, we do not believe that it is appropriate to carve out specific components of the allowance for loan and lease losses to compare to nonperforming loans and leases.

Based on our review of peer disclosures, including Citigroup, Inc., JP Morgan Chase & Co., PNC Financial Services Group, Inc., US Bancorp, and Wells Fargo & Company, we noted that our financial statement disclosures surrounding nonperforming loans and leases are consistent with industry practice, specifically around the exclusion of certain loan types (e.g., credit cards and non-real estate consumer loans) from nonperforming. Additionally, our ratio of the allowance for loan and lease losses to total nonperforming loans and leases appears to be calculated consistently with industry practice, specifically around the inclusion of the total allowance for loan and lease losses versus specific components.

2.	We note your disclosure on page 39 of your supplemental information reporting package furnished as part of Exhibit 99.2 that total nonperforming assets does not include loans accounted for as purchased impaired loans even though the customer may be contractually past due. Please clarify whether you would classify the purchased impaired loans as nonperforming in the future once you determine that an allowance for loan losses is required for those loans. If not, tell us whether you adjust your allowance to nonperforming loan ratios to exclude the allowance related to these loans since the loans would not be included in the denominator of this ratio. In this regard, we note that you appear to have a $3.9 billion allowance for loan losses related to the Countrywide purchased impaired loan portfolio. If you do not adjust this ratio for any allowance related to these loans which do not get classified as nonperforming, please ensure that your disclosures in future filings are clear as to how this impacts the ratios and comparability among other companies in your industry.

Response:	As noted in our response to Comment #1 above, we will provide additional clarity regarding the definition of nonperforming loans and leases in our future filings, as well as in our supplemental reporting information, as it relates to the ratio of the allowance for loan and lease losses to nonperforming loans and leases.

Additionally, we believe that our disclosures surrounding nonperforming loans and leases are consistent with industry practice, including the exclusion of purchased impaired loans. As disclosed in Note 1 – Summary of Significant Accounting Principles in our Annual Report on Form 10-K and discussed in our response to Comment #4 below:

Purchased impaired loans are recorded at fair value at the acquisition date. Although the purchased impaired loans may be contractually delinquent, the Corporation does not classify these loans as nonperforming as the loans were written down to fair value at the acquisition date and the accretable yield is recognized in interest income over the remaining life of the loan. In addition, reported net charge-offs exclude write-downs on purchased impaired loans as the fair value already considers the estimated credit losses.

We exclude our purchased impaired loan pools from the nonperforming disclosures as the purchased impaired loan pools continue to accrete interest income in accordance with ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, even when a valuation allowance has been established for certain of the loan pools. As these loan pools remain in accretion status, they are not considered to be nonperforming, which we believe is consistent with industry practice.

In accordance with ASC 310-30, we do maintain a valuation reserve on purchased impaired loan pools for losses which have been incurred subsequent to acquisition where the expected principal cash flows are lower than that estimated at acquisition. We classify that valuation allowance as a component of our overall allowance for loan and lease losses. As noted in our response to Comment #1 above, we believe that our ratio of the allowance for loan and lease losses to total nonperforming loans and leases is calculated consistently with industry practice. We disclose that our purchased impaired loan portfolio is excluded from nonperforming loans and leases and also disclose in the footnotes and MD&A, the amount of the allowance for loan and lease losses associated with the purchased impaired loan portfolio. However, given the unique accounting for purchased impaired loans, in future filings, effective with our 2009 Annual Report on Form 10-K, we will disclose the ratio of allowance for loan and lease losses to nonperforming loans and leases, adjusted to exclude the allowance related to the purchased impaired loans, in addition to the current disclosure. A footnote on the allowance for loan and lease losses as a percentage of total nonperforming loans and leases will include the following:

Allowance for loan and lease losses includes $3.9 billion and $750 million of valuation allowance for purchased impaired loans at December 31, 2009 and 2008. Excluding the valuation allowance for purchased impaired loan pools, the ratio would have been 99 percent and 136 percent at December 31, 2009 and 2008.

3.	We note your disclosure in footnote 2 to the Consumer Asset Quality Key Indicators chart furnished as part of your supplemental information reporting package which indicates two separate adjustments were made during the third and fourth quarter related to changes in valuation processes for residential mortgages and real estate owned, as well as a $223 million adjustment related to collections under certain insurance contracts in the home equity portfolio. Please tell us more about each of these adjustments/refinements, including the specific changes and improvements that may have been made in the valuation processes. Please also tell us and discuss as appropriate in future filings whether additional adjustments may be needed related to protracted nature of collections under certain insurance contracts and any changes you have made to better estimate the allowance needed in the future related to this.

Response:	The adjustments referenced in footnote 2 to the Consumer Asset Quality Key Indicators chart furnished as part of our supplemental information reporting package represent refinements to our loss estimation process related to our consumer real estate portfolio. Like any estimation process, we continually assess and refine our processes to ensure our recorded loss estimates are indicative of market conditions and are based on the best and most current information available. Specifically, we believe our current processes related to the allowance for loan and lease losses consider all relevant, available information. When future refinements are made to our processes and estimates, we will provide relevant disclosures to the users of our financial information.

The $110 million credit loss recorded in the fourth quarter of 2009 is related to our decision to use third party appraisals where available for certain mortgage loans secured by a vacant lot (lot-loans) instead of an automated valuation methodology (AVM) or other index values to estimate the credit losses associated with these loans. In the current market environment, there has been a decline in the number of market transactions (only cash transactions taking place, no financing available) in the lot-loan sector, and AVMs, which heavily rely on comparable sales data, have become significantly less reliable. Given the nature of lot loans, we believe that estimates of collateral value on a full appraisal represent a more accurate estimate of the collateral value.

The third quarter of 2009 adjustment to our real estate owned (REO) valuation process resulted in the recording of a credit loss of $152 million for the portfolio. Based upon our recent experience related to REO properties, we determined that an additional loss estimate was needed to reflect the negative impact on a property’s selling price of the property going into foreclosure. As a property goes into foreclosure, we have experienced, in certain instances, a decline in the borrowers’ maintenance and upkeep of a property, as well as some borrowers removing appliances, plumbing and other items that traditionally remained in a home at sale date. Furthermore, bank-owned real estate transactions appear to carry a negative perception among buyers and in today’s market, command a lower price than traditional real estate transactions.

The other adjustment made in the third quarter of 2009 resulted in a credit loss of $223 million related to the change in timing and amount of estimated insurance recoveries. For a portion of our home equity portfolio, we obtain lien protection insurance from a third party. If we determine that our lien position is less than we originally expected (e.g., we hold the third lien instead of the second) and we incur losses on a home equity loan, our insurance contract would provide some protection from loss. This insurance coverage is inseparable from the individual loans. Because of the protracted nature of the potential collection of insurance, we no longer include insurance recoveries as a benefit in our loss estimate in establishing the allowance for loan and lease losses. Although we consider this refinement to be a change in estimate, we note that had it been made in a prior period, the effect would have been immaterial.

4.	We note that in certain situations throughout your various filings you appear to use the word “nonperforming” loans and in other situations you refer to “nonaccrual” loans. Please tell us and clarify in future filings how these two metrics relate to each other and the differences between them. Please carefully review other references to these terms and their related definitions in your future periodic filings and ensure that they are clearly defined in your Critical Accounting Policies, Accounting Policy Footnote(s), Industry Guide III Information and other ancillary disclosures. Changes to how you define any term should be clearly indicated at a level of granularity necessary to understand the individual components comprising each term. Supporting disclosures should also be provided to allow for comparability of all financial information, including ratios and other metrics impacted. As part of your response, it may be helpful to provide a reconciliation of the two numbers to illustrate the differences.

Response:	Nonperforming loans are comprised of loans that are on nonaccrual status, including nonaccruing loans whose contractual terms have been modified in a troubled debt restructuring (TDR). Loans for which we have elected the fair value option election are not reported as nonperforming loans because they are recorded at fair value with changes in credit quality incorporated into the fair value changes recorded in earnings. Purchased impaired loans are not reported as nonperforming loans as they were initially recorded at fair value and the Corporation subsequently records the accretable yield into interest income over the life of the loans. Loans held-for-sale are not included in the definition of nonperforming loans even if on nonaccrual status, as they are reported as a separate line item on the Corporation’s consolidated balance sheet and recorded at the lower of cost or fair value.

As of December 31, 2009, we had $395 million of TDRs that had been removed from the purchased impaired loans pool. These TDRs will be separately disclosed in our Notes to the Consolidated Financial Statements within the discussion of purchased impaired loans. Upon adoption of the Proposed Accounting Standards Update, Receivables (Topic 310), Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset, expected to become effective in the first or second quarter of 2010, we will no longer remove TDRs from the purchased impaired loans pool. At that time, any nonaccreting TDRs that had previously been removed from the pool will be reported as nonperforming loans and leases.

We use the term “nonaccrual loans” on a very limited basis to identify loans that have been newly-placed on nonaccrual status within the context of a rollforward of nonperforming loan activity. The following table presents a reconciliation of nonaccruing and nonperforming loans:

(amounts in billions)	Nonaccruing Assets	Nonperforming Loans and Leases	Nonperforming Loans Held-for-Sale

Loans and leases	$33.5	$33.5
Loans held-for-sale	7.4		$7.4
Purchased impaired loans	0.4

	$41.3	$33.5	$7.4

We will provide disclosures in future filings to clarify the above.

5.	We note your disclosure in the Asset Quality portion of your supplemental information reporting package which indicates that there was an $800 million increase to the allowance due to a change to a twelve month allowance coverage in Card, a $600 million increase in the allowance related to maturing card securitizations and a $300 million reserve reduction related to consumer credit card. Please describe in more detail what each of these adjustments relates to, including:

a.	Discussing your historical reserving practice related to Card such as the number of months used to establish the allowance and how this change has impacted the comparability of related financial information at December 31, 2009 and prior periods.

Response:

Our reserving practice for consumer credit cards is based on a process which estimates incurred losses over an estimated loss emergence period. In determining our allowance for loan losses, we perform charge-off look-back analyses which study the time from first delinquency to charge-off. This reserving methodology establishes the approximate number of months of a loss emergence period that incurred losses should be reserved for in the consumer credit card portfolio. Our practice is based on analyses that support delinquency, specifically 30-day delinquency, as the best indicator of incurred loss in setting the reserve period. Internal studies of other potential credit indicators show that customers’ behavior and loan characteristics do not change dramatically until accounts reach 30 days past due and we have not identified any other factors prior to 30-day delinquency that provide a better indicator of incurred loss. These studies produced a loss emergence period of approximately nine months which included time for the incident that caused the delinquency to occur (e.g. job loss, reduction in income, etc.). In addition to the historical reserve period of incurred losses on the consumer credit card portfolio, we also include in our allowance for loan losses reserves on loans that have been renegotiated or whose terms have been modified, a reserve for interest and fees to be reversed upon charge-off of a loan as required by Federal Financial Institutions Examinations Council (FFIEC) guidance and an economic and imprecision reserve to reflect current trends and imprecision in the forecast and loss models. We believe that this process provides a reasonable estimate within a range of losses. As of September 30, 2009, the above described methodology for the consumer credit card portfolio allowance covered slightly less than eleven months of

Rule 83 confidential treatment request made by Bank of America Corporation forecasted losses. We do not believe the reserving practice change made during the fourth quarter of 2009 whereby the allowance coverage was increased to twelve months was material to the Global Card Services (GCS) allowance for loan losses or the Corporation’s total allowance for loan and lease losses. The $800 million increase to the allowance for loan losses represented approximately 5.9% and 2.2% of GCS’s and the Corporation’s allowance for loan losses at December 31, 2009. Thus, we do not believe there is any meaningful impact to the comparability of financial information at December 31, 2009 or prior periods as a result of this change in our reserve practice.

b.	The specific events that drove the need to change to a twelve month allowance coverage during the fourth quarter of 2009.

Response:	As described above, our consumer credit card reserves are based on estimates supported by various assumptions. One assumption that is particularly difficult to identify with certainty is the loss event including the exact timing of that event as well as the time it takes for the loss to show up in our credit statistics (i.e., the loss emergence period). As described above, our consumer credit card allowance was based on studies which we believe support our assumptions around the loss event and emergence period and produce a reasonable level of allowance to cover the losses estimated to be incurred in the consumer credit card portfolio. However, [***Redacted***] we felt it prudent to increase our time allotment considered between when the loss event occurs and when the loss shows up in our credit statistics, in effect moving the loss emergence period to twelve months to cover possible variations that could exist particularly since each customer’s specific situation is unique. This change in estimate in the reserve resulted in an increase of $800 million in the allowance for the consumer credit card portfolio during the fourth quarter of 2009. Given the uncertainty in the loss emergence period, we believe that the allowance resulting from this change is a reasonable estimate of incurred losses. Further, we will provide appropriate disclosure and transparency around this change in our future filings.

c.	How the $800 million allowance increase in Card relates to the $300 million reduction in the allowance in consumer credit card.

Response:	Based on continuing improvement in delinquencies in the consumer credit card portfolio during the fourth quarter of 2009, there was a related decline in the forecasted losses for this portfolio based on the above described historical reserving methodology which resulted in a decrease in the allowance for loan losses of approximately $300 million during the fourth quarter of 2009. However, offsetting this decrease was an increase of approximately $800 million due to the change in estimate in the loss emergence period for consumer credit cards to twelve months as described above. Thus, the net impact of these two components of our estimate for the allowance for loan losses was an increase of $500 million.

d.	The reason a maturing of card securitizations necessitates an increase in the allowance during the current quarter.

Response:	In general, each month as the credit card securitization trust (the Trust) collects principal payments on the loans within the Trust, the Trust uses these principal collections to buy new receivables (i.e., new draws) from the Corporation on accounts whose receivables have been securitized. Thus, the new receivables are “sold” to the Trust and are not on the balance sheet of the Corporation. An allowance for loan losses is not held against these new receivables because they are not on the Corporation’s balance sheet. During a period when a portion of the Trust’s debt matures and there are no new debt issuances, such as the situation that occurred during the fourth quarter of 2009, the Trust’s principal collections which are used to buy new receivables are instead used to repay the maturing debt. Thus, the new receivables that would otherwise have been sold to the Trust to support the investors’ debt result in an increase of the seller’s interest. Since the Corporation’s seller’s interest is not certificated, we classify the seller’s interest as loans on our balance sheet. As a result of these new loans coming on the balance sheet, an allowance for loan losses is being established in accordance with our normal reserving process for the consumer credit card portfolio. In future filings, we will clarify the discussion about maturing credit card securitizations.

e.	Discuss how any forbearance programs offered to your Card customers impact your Card credit statistics and establishment of allowances.

Response:	Loans and related reserves under forbearance programs are incorporated in our Card credit statistics. Forbearance programs are entered into with customers that are experiencing financial difficulty in order to better align with the customer’s ability to pay thereby increasing the likelihood and amount of our ultimate collection from the customer. An estimate of incurred losses on loans in forbearance programs are incorporated into the determination of the level of the allowance for the consumer credit card loans.

6.	Tell us and disclose in future filings how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE’s, monoline insurers and any private loan purchasers. Please ensure your response addresses the following areas:

Rule 83 confidential treatment request made by Bank of America Corporation

a.	The specific methodology employed to estimate the allowance related to various representations and warranties, including any differences that may result depending on the type of counterparty to the contract.

Response:	Our estimated liability for customary representations and warranties (reps and warranties) is initially established at the time of a loan sale or securitization in accordance with ASC 860, Transfers and Servicing (formerly SFAS 140) and is updated through periodic assessments thereafter in accordance with ASC 450, Contingencies (formerly SFAS 5). The methodology we use to estimate our liability for reps and warranties considers a variety of factors, including the reps and warranties given, estimated defaults, probability that we will be required to repurchase the loan or indemnify the counterparty, and our historical loss experience. For the majority of our counterparties, including the GSEs and private loan purchasers, we have significant information related to the factors discussed above. This information, together with more recent trends, is used in our computations of our liability for reps and warranties.

[***Redacted***]

Rule 83 confidential treatment request made by Bank of America Corporation

b.	Discuss the level of allowances established related to these repurchase requests and how and where they are classified in the financial statements.

Response:	We record the estimated liability for our reps and warranties reserve in accrued expenses and other liabilities, with the expense recorded as a component of mortgage banking income. Our reps and warranties expense in 2009 was $1.9 billion. Our liability for reps and warranties, including corporate guarantees is available for all reps and warranties claims, regardless of the type of counterparty. [***Redacted***]

c.	Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.

Response:	In the current market environment, we have experienced and expect to continue to experience increasing demands and disputes from counterparties and monoline insurers. This general increase in the amount of repurchase requests is driven by higher levels of loan delinquencies and defaults reflecting deterioration in the economy and housing markets combined with a higher rate of repurchase requests. We expect to contest such demands that we believe are invalid. We continue to evaluate each loan repurchase request on a loan by loan basis to fully assess whether there was a material breach of the original reps and warranties provided at the time of sale. After this assessment, we communicate our findings to the counterparty. We may engage in discussions with the counterparty with the goal to reach a claim resolution, which may include a rejection of the repurchase request, a repurchase or a settlement.

We measure our success of avoiding a repurchase by looking at the number of claims rescinded as a percentage of claims resolved in a period (rescission rate). Year over year, our rescission rates are generally higher in 2009 than in 2008. Where we have sufficient information to perform this computation, our quarterly rescission rates in 2009 have ranged from [***Redacted***]. As mentioned above, we have limited experience with the monoline insurers related to the validity of claims filed and the ultimate resolution of claims. These rescission rates are considered in our methodology to estimate our liability for reps and warranties.

Rule 83 confidential treatment request made by Bank of America Corporation

d.	Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

Response:	We may settle reps and warranties obligations either through a full repurchase of the loan or through indemnification of the investor or insurer for the loss on the loan. During 2009, the Corporation repurchased $1.5 billion of first residential mortgage loans and $116 million of home equity loans under our reps and warranties obligations and paid $730 million and $141 million to indemnify the investor or insurer for first residential mortgage loans and home equity loans, respectively. At December 31, 2009, the remaining balance of loans repurchased due to breaches of reps and warranties totaled $730 million, including nonperforming loans or REO jointly totaling $489 million. These loans increased our nonperforming loans and leases ratio by .09 percent. The remaining $241 million consisted of loans which were considered performing as the borrowers were paying in accordance with the contractual terms.

e.	Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

Response:	Contractually, our reps and warranties obligations extend over the life of the sold/securitized loans. However, as payments are made under the terms of the loan, there is a diminishing likelihood that a breach of the reps and warranties is a cause of the default. As we evaluate repurchase requests, we generally consider the root cause of default on loans that have performed for [***Redacted***] or more to be credit-related and not a breach of underwriting reps and warranties. Historically, we receive repurchase requests after the loans have defaulted, which results in a lag from initial delinquency to repurchase request. However, in recent months we have seen an increase in claims where the loan has not yet defaulted. The majority of our claims in 2009 have been from loans originated in 2005-2007. For loans originated in 2005 and 2006, the volume of repurchase requests appears to have peaked in early 2009. For those loans originated in 2007, the volume of repurchase requests has risen each quarter over 2008 and 2009. Consistent with the [***Redacted***] performance indicator above and similar to the 2005 and 2006 vintages, we expect the volume of repurchase requests on the loans originated in 2007 loans to peak in 2010 and then subsequently decline.

f.	Discuss whether these reserves relate to any significant balance of Countrywide legacy loans, and if so, whether there are any other accounting implications (i.e., original SOP 03-3 loans).

Response:	Given the impact to the Corporation’s mortgage banking activities of the acquisition of Countrywide in 2008, a large portion of our liability for reps and warranties is related to legacy Countrywide loan sales.

Loans reacquired as a result of a breach of our standard reps and warranties obligation are recorded at fair value, generally based on the collateral value, and are classified as held for investment or as REO, if the property has been subject to a foreclosure. Given the characteristics of these reacquired loans, they generally do not conform to our existing pools of purchased impaired loans as accounted for under the requirements of ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (formerly SOP 03-3).

As noted above in our response to Comment #6.d., these loans are generally delinquent more than 90 days and are classified as non-accrual loans when reacquired and are included in our nonperforming loans and leases disclosures in our consolidated financial statements. Consistent with ASC 310-30-35-3, we classify these reacquired loans as non-accrual as we do not have a reasonable expectation about the timing and amount of cash flows expected to be collected. At December 31, 2009, the remaining balance of loans repurchased due to breaches of reps and warranties totaled $730 million, including nonperforming loans or REO jointly totaling $489 million. The remaining $241 million consisted of loans which were considered performing as the borrowers were paying in accordance with the contractual terms. The loans were reacquired due to documentation or other deficiencies that were subject to our standard reps and warranties obligation. Given that documentation deficiencies are the reason for reacquiring these loans, we believe there is no significant credit deterioration and that treatment under ASC 310-30 is not applicable.

7.	We note your disclosure in the supplemental information reporting package about the number and types of modifications you have performed during the past year. Please tell us and discuss in future filings how modifications impact the timing of the recording the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology. Additionally, discuss how the high level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

Response:	The methodology that we employ to determine the allowance for loan losses is based on our historical experience and, therefore, incorporates loan modifications and includes estimates of losses associated with those modified loans that have or are expected to re-default. As a result, loan modifications have been considered under our normal reserving methodology.

Our disclosures of the number of modifications of residential mortgages and home equity loans and the associated principal balance include loans held in our portfolio and loans that we service for others. Modification of loans serviced for others have no impact on the Corporation’s allowance for loan losses. Accordingly, this response pertains only to modifications of loans held in our portfolio which are considered to be TDRs.

Prior to modification, consumer real-estate secured loans are subject to our normal reserving methodology as part of homogeneous loan portfolios. The methodology considers a variety of factors, such as historical loss experience, estimated defaults or foreclosures, delinquencies, economic conditions, credit scores and the value of the collateral to estimate incurred losses. This methodology also incorporates our recent experience with the expanded consumer real estate modification programs. We use this experience and consider changes in housing prices, unemployment trends and other factors to develop estimates of modifications. The expected rates of re-defaults of loans expected to be modified and the severities of loss associated with these re-defaults are also incorporated in the modeling. Accordingly, the allowance for loan losses for consumer real estate loan portfolios calculated in accordance with ASC 450 incorporates estimates of incurred losses associated with both traditional nonperforming loans and re-defaults of modified loans under current loan modification programs.

When a consumer real-estate secured loan reaches 180 days past due, a charge off is taken down to the collateral value of the loan less costs to sell and the loan is removed from the portfolio of loans evaluated under ASC 450 and becomes subject to an impairment analysis under ASC 310. Similarly, once a loan modification has been determined to represent a TDR, the loan is removed from the portfolio of loans that are evaluated under ASC 450 and is subject to impairment measurement at the loan level based on the present value of expected future cash flows discounted at the loan’s contractual effective interest rate. Where the present value is less than the recorded investment in the loan, we recognize impairment through the provision for credit losses with a corresponding increase in the allowance for loan losses to the extent such impairment is in excess of any previously established allowance for loan losses under ASC 450. As noted above, impairment related to the modification has been previously considered as part of the allowance in establishing the ASC 450 portion of the allowance prior to the actual modification.

We will provide the following disclosure in the discussion of the Allowance for Credit Losses in the Accounting Policy Note in our annual financial statements:

The loss forecast models also incorporate the estimated increased volume and impact of consumer real estate loan modification programs, including losses associated with estimated re-default after modification.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James
John M. James
Corporate Controller

cc:	Neil A. Cotty, Interim Chief Financial Officer and Chief Accounting Officer
Edward P. O’Keefe, General Counsel
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP